Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-271014
Prospectus Supplement No. 5
(To Prospectus dated July 5, 2023)
INTUITIVE MACHINES, INC.
This prospectus supplement updates, amends and supplements the prospectus dated July 5, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-271014). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2024, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Intuitive Machines, Inc.’s Class A Common Stock and Public Warrants are listed on the Nasdaq Stock Market LLC under the symbols “LUNR” and “LUNRW,” respectively. On January 10, 2024, the closing price of our Class A Common Stock was $2.83 per share and the closing price of our Public Warrants was $0.27 per warrant.
We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company” beginning on page 4 of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 11, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 10, 2024
INTUITIVE MACHINES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40823	36-5056189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13467 Columbia Shuttle Street
Houston, TX	77059
(Address of principal executive offices)	(Zip Code)

(281) 520-3703
(Registrant's Telephone Number, Including Area Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	LUNR	The Nasdaq Stock Market LLC
Warrants to purchase one share of Class A Common Stock, each at an exercise price of $11.50 per share	LUNRW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

1

Item 1.01. Entry into a Material Definitive Agreement.

Warrant Exercise Agreement

On January 10, 2024, Intuitive Machines, Inc. (the “Company”) entered into a warrant exercise agreement (the “warrant exercise agreement”) with an existing accredited investor (the “Investor”) to exercise in full an outstanding Series B Common Stock Purchase Warrant (the “Exercise”) to purchase up to an aggregate of 4,705,883 shares of the Company’s Class A common stock (the “Existing Series B Warrant”). In consideration for the immediate and full exercise of the Existing Series B Warrant for cash, the Investor received (i) a new unregistered Series A Common Stock Purchase Warrant to purchase up to an aggregate of 4,705,883 shares of the Company’s Class A common stock (the “New Series A Warrant”) and (ii) a new unregistered Series B Common Stock Purchase Warrant to purchase up to an aggregate of 4,705,883 shares of the Company’s Class A common stock (the “New Series B Warrant” and together with the New Series A Warrant, the “New Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”). In connection with the Exercise, the Company also agreed to reduce the exercise price of the Existing Series B Warrant from $4.75 to $2.50 per share and the exercise price of a Series A Common Stock Purchase Warrant held by the Investor, which is exercisable for up to 4,705,883 shares of the Company’s Class A common stock (the “Existing Series A Warrant” and together with the Existing Series B Warrant, the “Existing Warrants”), from $4.75 to $2.75 per share.

The New Series A Warrant will become exercisable commencing upon the Company’s receipt of final Stockholder Approval (as defined below), including following expiration of any waiting period required pursuant to Section 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with an expiration date five and one-half years after the date of the Stockholder Approval, with an exercise price per share equal to $2.75. The New Series B Warrant will become exercisable commencing upon the Company’s receipt of final Stockholder Approval, including following expiration of any waiting period required pursuant to Section 14C of the Exchange Act, with an expiration date of 18 months after the date of the Stockholder Approval, with an exercise price per share equal to $2.75. The Company agreed to (i) file a resale registration statement on Form S-1 or Form S-3, if eligible, within 30 days with respect to the New Warrants and the shares of common stock issuable upon exercise of the New Warrants, (ii) obtain written consent from holders representing more than 50% of the voting power of the Company’s outstanding voting stock eligible to vote at a meeting of the Company’s stockholders in lieu of a special meeting (the “Stockholder Approval”) to approve, under The Nasdaq Stock Market LLC rules, the issuance of New Warrant Shares upon the exercise of the New Warrants and (iii) file an information statement on Schedule 14C under Section 14 of the Exchange Act disclosing such Stockholder Approval on or prior to the date that is 15 days following the Closing Date (as defined in the warrant exercise agreement). The New Warrants include beneficial ownership restrictions that prevent the Investor from owning more than 9.99% of the Company’s outstanding common stock at any time.

The gross proceeds to the Company from the Exercise was approximately $11.8 million, prior to deducting estimated offering expenses.

The foregoing descriptions of the warrant exercise agreement and the New Warrants are not complete and are qualified in their entirety by reference to the full text of the form of warrant exercise agreement, the form of the New Series A Warrant and the form of the New Series B Warrant, copies of which are attached hereto as Exhibits 10.1, 4.1 and 4.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

The information in Item 1.01 above is incorporated herein by reference. The New Warrants described in Item 1.01 above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act and, along with the shares of Class A common stock issuable upon the exercise thereof, have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements. The securities were offered only to accredited investors.

This report shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Item 7.01. Regulation FD Disclosure.

On January 11, 2024, the Company issued a press release regarding the warrant exercise agreement. A copy of the press release is attached to this Current Report as Exhibit 99.1 and is incorporated in this Item 7.01 by reference. The information in this Item 7.01 (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.
(d)Exhibits

Exhibit No.	Description
4.1	Form of Series A Common Stock Purchase Warrant
4.2	Form of Series B Common Stock Purchase Warrant
10.1#	Form Warrant Exercise Agreement, dated January 10, 2024, by and between Intuitive Machines, Inc. and the Investor
99.1	Press Release, dated as of January 11, 2024
104	Cover Page Interactive Data File (embedded within the inline XBRL document).

#	The representations and warranties contained in this agreement were made only for purposes of the transactions contemplated by the agreement as of specific dates and may have been qualified by certain disclosures between the parties and a contractual standard of materiality different from those generally applicable under securities laws, among other limitations. The representations and warranties were made for purposes of allocating contractual risk between the parties to the agreement and should not be relied upon as a disclosure of factual information relating to the Company, the other parties to such agreement or the transactions described in this Current Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 11, 2024	INTUITIVE MACHINES, INC.

	By:	/s/ Erik Sallee
Name: Erik Sallee
Title: Chief Financial Officer